UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 29, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AgFeed Industries, Inc.

File No. 001-33674 - CF#28860

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AgFeed Industries, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 14, 2012, as amended on November 19, 2012.

Based on representations by AgFeed Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 10, 2014
Exhibit 10.2	through September 10, 2014
Exhibit 10.3	through October 5, 2018
Exhibit 10.4	through April 27, 2018
Exhibit 10.5	through October 5, 2018
Exhibit 10.6	through October 5, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel